Exhibit I
to
Schedule 13G
Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries are as follows:
Parent Holding Company — Securities America Financial Corporation, a Nebraska corporation
Investment Adviser — Securities America Advisors, Inc., a Nebraska corporation, is investment adviser registered under section 203 of the Investment Advisers Act of 1940.